

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2010

Mr. Mark S. Casady
Chief Executive Officer and Chairman
LPL Investment Holdings Inc.
One Beacon Street
Boston, MA 02108

> **Re:** **LPL Investment Holdings Inc.**
> **Registration Statement on Form S-1**
> **Filed June 4, 2010**
> **File No. 333-167325**

Dear Mr. Casady:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with copies of any study or report that you cite or on which you rely. Clearly mark the materials to identify the portions that support your disclosure. Confirm that the industry reports or studies on which you rely were not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file the expert's consent as an exhibit to the registration statement.

2. Please tell us why you have not provided the disclosure required by Item 506 of Regulation S-K.

3. We note your use of factual assertions throughout the prospectus. The basis for your comparative factual assertions and for your management's beliefs must be clear from the text of the prospectus or supporting documentation must be provided to us. Please revise your disclosure to address our concerns, or advise us as necessary. In providing support,

clearly mark the location of the information you believe is supportive of the statement referenced. By way of example only, we note the following factual assertions:

- During the period from 2004 to 2008, the independent channels experienced substantial growth on both an absolute and relative basis, taking market share from the captive channels, page 2;

- The independent channels pay advisors a greater share of brokerage commissions and advisory fees than the captive channels — generally 80-90% compared to 30-50%, page 3;

- We are the established leader in the independent advisor market, page 4;

- Among the five largest U.S. broker-dealers by number of advisors, we offer the highest average payout ratios to our advisors, page 4; and

- We currently support the largest independent advisor base and the fifth largest overall advisor base in the United States, page 69.

Please review your entire prospectus to address our concerns.

4.   We note your reference to "payout ratios" throughout the prospectus. For example, you refer to having high payout ratios throughout the prospectus and your industry chart on page 69 describes payout ranges based on type of advisor. Please explain this concept in plain English and why it is important to your business.

5.   We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

<u>Market, Ranking and Other Industry Data, page ii</u>

6.   We refer to the last sentence of the paragraph stating that you cannot guarantee the accuracy or completeness of certain industry data contained in the prospectus. Disclaimers of this nature are inappropriate. Please remove.

<u>Prospectus Summary, page 1</u>

<u>Overview, page 1</u>

7.   We refer to your statement here and on page 69 that you have grown your net revenues at a 15% compound annual growth rate since 2000. Please include a statement that there is no guarantee that comparable growth rates will materialize in the coming years. Please

also balance this information with disclosure that quantifies your net income or loss for the relevant time period. In addition, in an appropriate section of the prospectus, please separately show the change in net revenue for each year and balance this information with disclosure that quantifies changes in net income or loss for each relevant year. Please make comparable changes to your disclosure on page 4 regarding Adjusted EBITDA growth.

Our Business, page 2

8.   We refer to your statement here and similar statements throughout the prospectus that your number of advisors has grown at a CAGR of 20% between 2004 and 2008. Please include a statement that there is no guarantee that you will attract advisors at comparable rates in the coming years. For example, we note from your disclosure on page 38 that you have fewer advisors for the three months ended March 31, 2010 than you did for the three months ended March 31, 2009. Please add a statement here regarding the decrease in advisors for the three months ended March 31, 2010 as compared to the three months ended March 31, 2009 as well as a statement that the number of advisors in 2009 remained relatively the same as in 2008.

9.   We refer to your statement that you provide a "*leading* integrated platform of technology and clearing services." Please provide us with any studies or reports on which you rely to support your claim that you are leading provider of such services.

Our Financial Model, page 4

10.   Please explain why you believe a majority of your revenue is recurring and predictable and not correlated with financial markets.

Our Competitive Strengths, page 4

11.   We refer to that bullet point on page 5 titled "Experienced and Committee Senior Management Team." Please do not average your senior management's years of experience.

Risks That We Face, page 6

12.   Please move this subsection to immediately follow the "Our Competitive Strengths" subsection and expand your summary risk factors so that the discussion is at least as prominent as the discussion of your strengths and sources of growth.

Risk Factors, page 12

13.   We note that LPL Investment Holdings Inc. is the parent company of your collective
        businesses. We also note your disclosure that your ability to withdraw capital from your
        broker-dealer subsidiaries could be restricted, which in turn could limit your ability to
        fund operations, repay debt, and redeem or purchase shares of your outstanding stock.
        Please consider adding a risk factor to discuss any material risks to your business arising
        from your reliance on dividends from your subsidiaries for your funds. Please also
        expand your disclosure to describe the material restrictions that apply to your
        subsidiaries' ability to pay dividends to you.

If the counterparties to the derivative instruments we use…, page 14

14.   We note your disclosure in this risk factor regarding the risks you may face if your
        counterparties fail to honor their obligations under derivative instruments. In an
        appropriate section of the prospectus, please describe who the counterparties may be. For
        example, describe if they are affiliates of banks, broker-dealers, insurance companies or
        others. Please also name any key counterparties upon which you currently rely.

Use of Proceeds, page 28

15.   Please clarify if you will use all offering proceeds received by you for repayment of
        indebtedness.

16.   Please tell us if any of the indebtedness that is to be repaid by offering proceeds was
        incurred in the last year. If so, please provide the disclosure required by Instruction 4 to
        Item 504 of Regulation S-K.

Dividend Policy, page 29

17.   We note your disclosure that your indebtedness contains restrictions on paying dividends
        on your capital stock and restricting dividends or other payments to you. Please revise
        your disclosure to briefly describe and quantify such restrictions or cross reference to the
        specific discussion of such restrictions elsewhere in the prospectus.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

18.   Please revise your MD&A so that there is more focus on analysis as required by our
        MD&A Release No. 33-8350; 34-48960; FR-72 (December 19, 2003). In that release,
        we explained that "MD&A requires . . . an 'analysis' of known material trends, events,
        demands, commitments and uncertainties. MD&A should not be merely a restatement of
        financial statement information in a narrative form…. A thorough analysis often will
        involve discussing both the intermediate effects of those matters and the reasons

underlying those intermediate effects." For example, on page 46 you state that more market sensitive products such as mutual funds and variable annuities experienced an increase over the prior year period and there was a decrease of sales of financial products with more predictable cash flows such as fixed annuities and insurance products. On page 50, in your comparison of 2009 compared to 2008, you state that there was a decrease in demand for market sensitive products and an increase in sales of products with more predictable cash flows. Please explain the reason for the change and describe any material trends. Please also explain the reasons for the changes in net cash from operating activities from period to period on page 55.

Our Sources of Revenue, page 35

19.   Please include disclosure as to the percentage of total revenue each source of revenue constitutes.

How We Evaluate Growth, page 37

20.   Please disclose the calculation of gross margin, including how this calculation reconciles to the Consolidated Statements of Operations.

21.   We refer to the table on page 38 and number of advisors listed under Non-Financial Metrics. It appears from your disclosure that the number of advisors increased significantly in the first three months of 2009 and 2010 as compared to the prior year end, whereas their appears to be modest growth comparing the number of advisors at year end for 2007, 2008, and 2009. Please discuss.

22.   We refer to footnote (1) to the table on page 38 and your statement that you added 750 net new advisors during 2009. The disclosure in the table, however, suggests that you added only 30 advisors from December 31, 2008 to December 31, 2009. Please tell us the reason for this discrepancy.

Adjusted EBITDA, page 38

23.   Please tell us how each individual adjustment that management has made to arrive at Adjusted EBITDA from EBITDA are not representative of your core business and why you do not expect them to continue in the future.

Adjusted Net Income and Adjusted Net Income per share, page 40

24.   Please tell us why management determined that it would be more appropriate to tax effect the EBITDA adjustments based upon what appears to be the statutory rates as opposed to your effective tax rate.

25.   We note that you have adjusted net income for the EBITDA Adjustments and for the amortization of purchased intangible assets. Please tell us why the amortization of purchased intangible assets was not included in the EBITDA adjustment for depreciation and amortization, which agrees directly to the Consolidated Statements of Operations.

26.   We note that you present an Adjusted Net Income per share amount. Please disclose a reconciliation of this per share amount to fully diluted net income per share as calculated in accordance with GAAP.

Liquidity and Capital Resources, page 54

27.   We note that the redemption date for your outstanding senior unsecured subordinated notes has passed. Please update your disclosure to reflect whether the redemption has occurred.

Certain Covenants and Events of Default, pages 58

28.   Please expand your disclosure to address the actual or reasonably likely effects of compliance or non-compliance with those certain covenants on your financial condition and liquidity.

Critical Accounting Policies, page 62

Valuation of Goodwill and Other Intangibles, page 62

29.   Please expand your disclosure related to goodwill to provide information for investors so that they can better assess the probability of a future material impairment charge. In responding to this comment, please disclose the following information for each reporting unit that is at risk of failing the first step of impairment testing which compares the fair value of the reporting unit with its carrying amount, including goodwill:

- Percentage by which fair value exceeded carrying value as of the date of the most recent test;

- Description of the methods and key assumptions used and how the key assumptions were determined;

- Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

- Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Quantitative and Qualitative Disclosures About Market Risk, page 67

30.   Please provide quantitative disclosure for your market risk. See Item 305 of Regulation S-K. Please also disclose your history of margin calls for your most recent three fiscal years.

Business, page 69

Our Financial Advisors, page 71

31.   Please explain in greater detail the relationship between you and your advisors, including the fees your advisors pay to you for your services and how commissions are paid to your advisors. Please explain the material terms of any independent contractor agreement that you enter into with your advisors.

Our Service Value Proposition, page 72

32.   We refer to the discussion in the second paragraph of Net Promoter Scores as reflected in a study recently prepared on your behalf. Please identify the management consulting firm and file an expert's consent as an exhibit to the registration statement. Refer to Item 509 of Regulation S-K.

Our Product Access, page 75

33.   We note that you do not manufacture any financial products. Please discuss the material terms of any arrangements or agreements you have with providers of your financial products.

Executive Compensation, page 95

Compensation Discussion and Analysis, page 95

34.   We note your disclosure that the Compensation Consultants provided you with a benchmark review of executive compensation. Please disclose any benchmarks you used for each element of compensation and where actual compensation for that particular element fell in relation to the benchmark.

Bonus, page 96

35.   We refer to the table on page 97 of target and actual bonus amounts for your named
        executive officers. We note that your named officers received bonuses in excess of their
        target amounts. Please discuss the factors considered by the compensation committee in
        awarding bonuses that exceeded the target amounts. We also note your statement that the
        compensation committee has the discretion to pay bonuses below the established
        amounts. Refer to Item 402(b)(2)(vi) of Regulation S-K.

Long-Term Equity Incentive Program, page 97

36.   We refer to the Grants of Plan-Based Awards on page 101 and note that you granted
        stock options to your named executive officers in 2009. Please revise your disclosure to
        discuss what factors the Compensation Committee considered in deciding to make these
        awards. Refer to Item 402(b)(2) of Regulation S-K.

Employment Agreements with Named Executive Officers, page 98

37.   Please clarify if the description of terms of the employment agreements with your named
        executive officers reflect the terms of the agreements currently in place or the new
        agreements that you intend to enter into prior to completion of the offering.

Non-Qualified Deferred Compensation, page 103

38.   We refer to footnote (1) to the table and note that the amounts reported in the table are
        not included in the Summary Compensation Table. Please tell us why you have chosen
        not to include these amounts in the Summary Compensation Table.

Certain Relationships and Related Party Transactions, page 109

Review, Approval or Ratification of Transactions with Related Persons, page 109

39.   Please revise your disclosure to discuss your policies and procedures for the review,
        approval, or ratification of related party transactions at such time as you have adopted a
        formal policy.

Other Arrangements, page 110

40.   We note that there are several transactions with one of your Majority Holders. Please
        identify which Majority Holder is involved in each transaction. Refer to Item 404(a)(1).

41.   We note your disclosure indicates that you have forgiven $1.3 million of employee loans. Please tell us and disclose how you have accounted for these transactions, including the line item in which the expense has been recorded.

Principal and Selling Stockholders, page 111

42.   Please indicate by footnote or otherwise the number of shares included in the Number of Shares of Common Stock Beneficially Owned Prior to the Offering column that represent each person's right to acquire beneficial ownership of such shares. Refer to Item 403 of Regulation S-K.

43.   We note your supplemental response dated June 29, 2010. Please tell us if the aggregate holding of each selling stockholder group you propose to use in your letter dated June 29, 2010 would be less than 1% of the class prior to the offering. Otherwise, please identify the selling stockholders or groups in accordance with Item 507 of Regulation S-K and our Compliance & Disclosure Interpretation 240.01.

Description of Capital Stock, page 113

Anti-takeover Effects of the Delaware General Corporation Law…, page 113

44.   We note that certain provisions in your certificate of incorporation and bylaws will go into effect upon a triggering event, which you define as when your Majority Holders collectively cease to own at least 40% or more of your outstanding common stock. Please clarify if you expect the public offering to create a triggering event.

Incorporation of Certain Information by Reference, page 127

45.   Please tell us why you have incorporated by reference the documents listed in this section. You appear to have provided the information incorporated by reference in the prospectus.

46.   Please confirm that you will comply with our comments on this registration statement in your future filings, such as your next Form 10-K and Form 10-Q, to the extent the comments are applicable.

Financial Statements

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognition Policies

Commission, page F-34

47.   For each reporting period, please disclose the amount of trail revenue and upfront
        commissions that were recorded based upon an estimate by management, and the amount
        of any change in estimate recorded in the subsequent reporting period.

Interest Income, Net of Interest Expense, page F-35

48.   Please disclose the gross amounts of interest revenue and interest expense that are netted
        on the Consolidated Statements of Operations.

Reportable Segment, page F-38

49.   We note your disclosure indicates that you have aggregated three operating segments into
        one reporting segment. Please provide us with your analysis for determining that
        aggregation into one reporting segment was appropriate. In your response, provide
        detailed information that allows us to understand how you determined that the operating
        segments have similar economic characteristics as well as the other factors you
        considered in making this determination under 280-10-50-11 of the Accounting
        Standards Codification.

Goodwill, Intangible Assets and Trademarks and Trade Names, pages F-38

50.   We note that you have assigned useful lives to your customer relationships ranging from
        10- 20 years. Please provide us with a summarized analysis for how you were able to
        determine the appropriateness of these useful lives in consideration of relevant factors
        such as contractual agreement terms, past history, etc.   Within your response, please tell
        us what factors led to the impairment during 2009 and how these circumstances would
        affect your assessment of the assigned useful lives.

51.   For each impairment charge, please disclose in which line item you have recorded the
        charge within your Consolidated Statements of Operations.

6. Fair Value Measurements, page F-45

52.   Please tell us, specifically, how you determined the value of the impairment based upon
       the loss of future expected cash flows for advisors who were not retained and how
       management determined that this method was appropriate. Please cite any accounting
       literature relied upon.

14. Commitments and Contingencies

Service Contracts, page F-57

53.   Please tell us your basis for characterizing the fees incurred for failing to maintain the
       threshold of client accounts as a restructuring charge. Please tell us how management
       was able to specifically link their restructuring activities to the decrease in client
       accounts.

15. Share-Based Compensation, page F-59

54.   Please disclose stock option and warrant activity for all years presented.

Prospectus Back Cover Page

55.   Please include the dealer prospectus delivery obligation language as required by Item
       502(b) of Regulation S-K.

Item 15. Recent Sales of Unregistered Securities, page II-2

56.   For each transaction, please disclose the facts relied upon to make the exemption
       available. Please also identify which rule under Regulation D that you relied upon for
       those instances in which you relied upon Regulation D. Refer to Item 701(d) of
       Regulation S-K.

Item 16. Exhibits and Financial Statement Schedules, page II-4

57.   Please file your remaining exhibits as soon as possible in order to allow us sufficient time
       to review those documents. If you are not prepared to file your legal and tax opinions
       with your next amendment, please provide draft opinions for us to review.

58.   Please file a copy of the new stockholders agreement that you intend to enter into, as
       referenced on page 110, when it has been executed.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and

all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Kevin Woody, Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Gupta Barros
Special Counsel

cc: Julie H. Jones, Esq.
        Keith F. Higgins, Esq.